FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 4/30/2008

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
46a, Avenue John F. Kennedy – 2nd floor
L-1855 Luxembourg
(352) 4661-11-3815
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  ✓  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No  ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release titled Venezuela’s National Assembly declares Sidor of public and social interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Roberto Philipps
Name: Roberto Philipps
Title: Chief Financial Officer

Dated: April 30, 2008

Sebastián Martí
Ternium - Investor Relations
+1  (866) 890 0443
+52 (81) 8865 2111
+54 (11) 4018 2389
www.ternium.com

Venezuela’s National Assembly Declares Sidor of Public and Social Interest

Luxembourg, April 30, 2008 – Ternium S.A. (NYSE: TX) announced today that the National Assembly of the Republic of Venezuela passed a resolution declaring that the shares of Ternium’s majority-owned subsidiary Sidor, C.A., together with all of its assets, are of public and social interest. This resolution authorizes the Venezuelan government to take any action it may deem appropriate in connection with any such assets, which may include expropriation.

While continuing to preserve all of its rights under contracts, investment treaties and Venezuelan and international law, Ternium is prepared to continue discussions with the Venezuelan government regarding the adequate and fair terms and conditions upon which all or a significant part of Ternium’s interest in Sidor would be transferred to the government.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is one of the leading steel companies in the Americas, offering a wide range of flat and long steel products.  With its main operations in Mexico, Venezuela and Argentina and 21,000 employees, Ternium had in 2007 annual sales of approximately US$8 billion and annual shipments of approximately 10 million tons of finished steel products.  More information about Ternium is available at www.ternium.com.